UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of February 2024

001-40614

(Commission File Number)

INTERCURE LTD.

(Exact name of Registrant as specified in its charter)

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

Tel: +972 77 460 5012

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Effective February 7, 2024, Rami Levy, resigned as the Chief of Operations of Intercure Ltd. (the “Company”) due to personal reasons. Mr. Levy’s resignation was not the result of any disagreement with the Company, or due to any matter relating to the Company’s operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intercure Ltd.

Date: February 13, 2024	By:	/s/ Amos Cohen
Amos Cohen
Chief Financial Officer